MAG Silver Corp.

For Immediate Release	February 6, 2006

MAG SILVER ANNOUNCES BOARD APPOINTMENT
AND ISSUES STOCK OPTIONS

Vancouver, B.C…. MAG Silver Corp (TSXV: MAG) Dan MacInnis, President and CEO of MAG Silver Corp. announces the appointment of Dr. Peter Megaw to its Board of Directors effective immediately. Dr. Megaw is a founder and partner in Cascabel/IMDEX, the largest mineral exploration consulting group in Mexico. They are responsible for the generation and acquisition of projects currently in MAG Silver’s property portfolio and they also provide exploration services to MAG. Cascabel/IMDEX is also a shareholder in the Company.

Dr. Peter Megaw, C.P.G., has a Ph.D. in geology from the University of Arizona and more than 27 years of relevant experience focussed on silver and gold exploration in Mexico. He is a certified Professional Geologist by the American Institute of Professional Geologists and an Arizona Registered geologist. Dr. Megaw has been instrumental in a number of mineral discoveries in Mexico including new ore bodies at existing mines, Excellon Resources' Platosa Mine, and MAG Silver's Juanicipio, Batopilas and Santa Eulalia Properties. Peter is the author of numerous scientific publications on ore deposits, and is a frequent speaker at academic and international exploration conferences.

“MAG is delighted that Dr. Megaw has agreed to join the board. His technical abilities and persistence have played an important role in the property position and success MAG is enjoying today”, stated Dan MacInnis, President and CEO of MAG Silver; “Peter brings a wealth of experience to the Company at a time of significant exploration activity and growth”.

The Board of Directors has also, subject to regulatory approval, granted directors and officers of the Company incentive stock options to purchase an aggregate of 650,000 common shares. The options are exercisable until February 6, 2011 at an exercise price of $3.00 per share. The options were granted under the Company’s Incentive Stock Option Plan.

About MAG Silver Corp: (www.magsilver.com): MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the

MAG Silver Corporation, Suite 328, 550 Burrard Street, Vancouver B.C., Canada V6C 2B5. Tel. 604-630-1399. www.magsilver.com premier silver companies in the Silver Mining Industry. MAG has recently issued press releases regarding significant drill intercepts on their Juanicipio Joint Venture with Industrias Peñoles and on the Batopilas Project. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis" P.Geo.

Director, President, and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.